UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 Commission File Number 1-6903

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

PROFIT SHARING PLAN FOR EMPLOYEES OF TRINITY INDUSTRIES, INC.
AND CERTAIN AFFILIATES AS RESTATED EFFECTIVE JANUARY 1, 2011

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TRINITY INDUSTRIES, INC.
2525 N. Stemmons Freeway
Dallas, Texas 75207-2401

Financial Statements and Supplemental Schedule
Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective January 1, 2011

As of December 31, 2013 and 2012, and for the
Year Ended December 31, 2013

Profit Sharing Plan for Employees of Trinity Industries, Inc. and
Certain Affiliates as Restated Effective January 1, 2011

Financial Statements and Supplemental Schedule

As of December 31, 2013 and 2012, and
for the Year Ended December 31, 2013

Report of Independent Registered Public Accounting Firm

Profit Sharing Plan Committee
Trinity Industries, Inc.

We have audited the accompanying statements of net assets available for benefits of the Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective January 1, 2011, as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective January 1, 2011 at December 31, 2013 and 2012, and the changes in its net assets available for benefits for the year ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Dallas, Texas
June 25, 2014

Profit Sharing Plan for Employees of Trinity Industries, Inc. and
Certain Affiliates as Restated Effective January 1, 2011
Statements of Net Assets Available for Benefits

	December 31
	2013	2012
Assets
Plan's interest in Trinity Industries, Inc. Plan Master Trust, at fair value	$275,717,596	$223,528,281

Receivables:
Participant contributions	773,490	466,641
Company contributions	12,050,895	11,397,601
Notes receivable from participants	11,754,225	10,556,558
	24,578,610	22,420,800
Total assets	300,296,206	245,949,081

Liabilities and Net Assets Available for Benefits
Excess contributions payable	859,448	201,857
Net assets available for benefits	$299,436,758	$245,747,224
See accompanying notes to financial statements.

Profit Sharing Plan for Employees of Trinity Industries, Inc. and
Certain Affiliates as Restated Effective January 1, 2011
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2013

Additions
Contributions:
Participants	$20,243,135
Company	12,061,808
32,304,943

Net investment income in Trinity Industries, Inc. Plan Master Trust	48,638,255
Transfers from other qualified plans	737,859
Interest income on notes receivable from participants	346,942
Total additions	82,027,999

Deductions
Benefits paid to participants	27,950,470
Administrative expenses	387,995
Total deductions	28,338,465

Net increase	53,689,534

Net assets available for benefits at beginning of year	245,747,224
Net assets available for benefits at end of year	$299,436,758
See accompanying notes to financial statements.

Profit Sharing Plan for Employees of Trinity Industries, Inc. and
Certain Affiliates as Restated Effective January 1, 2011
Notes to Financial Statements

December 31, 2013

1. Description of the Plan

The following brief description of the Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective January 1, 2011 (the Plan), is provided for general information only. Participants should refer to the plan document and Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan designed to comply with the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA) and is sponsored by Trinity Industries, Inc. (the Company).

J.P. Morgan Retirement Plan Services (the Trustee) is the Trustee of the Plan. The Company and the Trustee have entered into a Master Trust Agreement. Under the Master Trust Agreement, the Plan participates in the Trinity Industries, Inc. Plan Master Trust (the Trinity Master Trust). As of December 31, 2013 and 2012, the Plan's interest in the Trinity Master Trust was 100%.

On September 1, 2013, participants of the Retirement Savings Plan for Bargaining Employees of McConway & Torley were merged into the Plan and the assets for such participants were transferred into the Trinity Master Trust.

Participation

Each employee of the Company is eligible to contribute to the Plan on the first day following the expiration of the 60-day period that begins on the employee's employment commencement date, and must meet the following additional requirements:

1.	Must be in a unit of employees who are designated as eligible to participate in the Plan; and

2.	Must not be included in a unit of employees covered by a collective bargaining agreement, unless benefits under the Plan were included in an agreement as a result of good faith bargaining.

Any non-union employee whose employment commences on or after January 1, 2007, and who does not make an election to either participate in the Plan or to not participate in the Plan, is automatically enrolled in the Plan on the first day following the expiration of the 60-day period that begins on the employee's employment commencement date.

Contributions

Each participant electing to contribute to the Plan agrees to contribute not less than 1% nor more than 14% of their eligible compensation, as defined in the Plan, in 1% increments as designated by the participant. Each automatically enrolled participant contributes 3% of their eligible compensation. A salary reduction and contribution agreement may be entered into by each employee as the employee begins participation in the Plan, and may be amended by the participant at any time. Participants who have attained the age of 50 before the end of the year are eligible to make catch-up contributions.

For each plan year, the Company may make two contributions consisting of a Company Matching Contribution and an Annual Retirement Contribution, as defined by the Plan. Company Matching Contributions may be made to participants eligible to receive the Company Matching Contribution, if Company earnings are at least sufficient to pay dividends to stockholders, but in no event less than $0.33 1/3 per share of common stock. The Board of Directors of the Company (the Board) may, in its sole discretion, elect to waive the Company earnings requirement. If the Company Matching Contribution is made, then each participant who has completed one year of service shall receive an amount equal to a percentage of that portion of such participant's contribution which does not exceed 6% of such participant's total eligible compensation for the year, as defined, under the following schedule:

Profit Sharing Plan for Employees of Trinity Industries, Inc. and
Certain Affiliates as Restated Effective January 1, 2011
Notes to Financial Statements (continued)

December 31, 2013

1. Description of the Plan (continued)

Years of Service as of the End of the Plan Year	Percentage of Company Matching Contribution

Less than 1 year	0%
1 but less than 2 years	25
2 but less than 3 years	30
3 but less than 4 years	35
4 but less than 5 years	40
5 or more years	50

The Company may contribute an Annual Retirement Contribution of up to 3% of the participating employees' 401(k) eligible compensation regardless of whether or not the employee contributes to the Plan. Eligible participants (as defined by the Plan) who are employed on December 31 of the Plan Year, may receive an Annual Retirement Contribution within the Plan in an amount equal to a percentage of such participant's compensation for such year based on such participant's years of service as follows:

Years of Service as of the End of the Plan Year	Percentage of Participant's Compensation

0	1.0%
1	1.2
2	1.4
3	1.6
4	1.8
5	2.0
6	2.2
7	2.4
8	2.6
9	2.8
10 or more	3.0

Company contributions are net of forfeitures, as defined. Company contributions for a given Plan Year are deposited in the Trinity Master Trust no later than the date on which the Company files its federal income tax return for such year. For the 2013 Plan Year, the Company Matching Contribution was $5,269,634 (net of $231,768 of forfeitures) and the Annual Retirement Contribution was $6,781,261 (net of $397,094 of forfeitures). All contributions are subject to certain limitations of the Internal Revenue Code of 1986, as amended (the Code).

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Participants may direct daily the investment of participant and Company contributions among 17 registered investment funds and Company common stock. If a participant is automatically enrolled, their contributions are invested in the JP Morgan Smart Retirement Fund that most closely matches their estimated retirement age.

Profit Sharing Plan for Employees of Trinity Industries, Inc. and
Certain Affiliates as Restated Effective January 1, 2011
Notes to Financial Statements (continued)

December 31, 2013

1. Description of the Plan (continued)

Benefits

Distribution of a participant's vested account balance is payable upon retirement at or after the age of 65, total disability, death, or termination of employment. Distribution is equal to the salary reduction contributions and related earnings, plus the vested portion of any Company contributions and related earnings.

Withdrawals of up to 100% of the participant's contributions can be made only to meet immediate and heavy financial needs, as defined by the Plan, as long as the funds are not available for such needs from other sources. No hardship withdrawals are allowed against the earnings on participant contributions or against any Company contributions and related earnings. These restrictions are not applicable to Company Matching Contributions when the participant reaches the age of 59 1/2.

Upon request, distributions shall be made no earlier than the month that follows the last day of the month in which entitlement occurs. Distributions from the Company common stock accounts shall be made in cash unless otherwise designated by the participant.

Participant Loans

Loans may be made for a minimum of $1,000 up to a maximum of $50,000, not to exceed 50% of the participant's contribution balance and related earnings plus 50% of the vested portion of the Company contribution balance and related earnings. Loans are subject to rules and regulations established by the Profit Sharing Plan Committee (the Committee), as defined by the Plan.

If a participant's employment is terminated, any outstanding loan balances must either be repaid immediately to the Plan or continue to be repaid to the Plan according to the original terms of the loan or they will be considered to be in default, in which case the unpaid loan balance will be treated as a distribution to the participant.

Vesting

The Company contributions and related earnings vest to participants depending upon the number of years of vesting service, as defined, completed by such participant as follows:

Years of Service	Percentage Vested

Less than 1 year	0%
1 but less than 2 years	20
2 but less than 3 years	40
3 but less than 4 years	60
4 but less than 5 years	80
5 or more years	100

Participants are 100% vested in Company contributions and the allocated portion of related earnings upon their attainment of age 65 or death, and are always 100% vested in participant contributions and the related earnings on such contributions.

Forfeitures

The amounts forfeited by participants who terminate employment prior to becoming fully vested are first used to reduce employer contributions. Any excess amounts may then be used to pay the Plan's share of allocable fees and other administrative expenses of the Trinity Master Trust.

Profit Sharing Plan for Employees of Trinity Industries, Inc. and
Certain Affiliates as Restated Effective January 1, 2011
Notes to Financial Statements (continued)

December 31, 2013

1. Description of the Plan (continued)

Administration of the Plan

The Plan is administered by the Committee, consisting of at least three persons who are appointed by the Board. The members of the Committee serve at the discretion of the Board, and any Committee member who is an employee of the Company shall not receive compensation for their services. The expenses incurred by the Trustee in the performance of its duties, including the Trustee's compensation and the services of the record keeper, shall be paid by the Plan unless paid by the Company. All other expenses are paid by the Company.

Trinity Stock Fund

The Plan invests in common stock of the Company through the Trinity Stock Fund. The Trinity Stock Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund. The Company has implemented a dividend pass-through election for its participants.

The Plan limits the amount a participant can invest in the Company Stock Fund to encourage diversification of participants' accounts. Each payroll period, a participant can direct up to a maximum of 25% of their contributions in the Company Stock Fund. In addition, a participant may not transfer amounts from other investment funds into the Company Stock Fund to the extent the transfer would result in more than 25% of the participant's total account balance being invested in the Company Stock Fund.

Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. The Trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The Trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Committee directs the Trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.

Amendment or Termination of the Plan

The Company may amend the Plan at any time. However, no amendment, unless made to secure approval of the Internal Revenue Service (the IRS) or other governmental agency, shall operate retroactively to reduce or divest the then-vested interest in the Plan of any participant, former participant, or beneficiary, or to reduce or divest any benefit payable under the Plan unless all participants, former participants, and beneficiaries then having vested interests or benefit payments affected thereby consent to such amendment.

Although it has not expressed any intent to do so, the Company may terminate the Plan at any time, subject to the provisions of ERISA. Upon complete or partial termination, the accounts of all participants affected thereby shall become 100% vested, and the Committee shall direct the Trustee to distribute the assets in the Trinity Master Trust, after receipt of any required approval by the IRS and payment of any expenses properly chargeable thereto, to participants, former participants, and beneficiaries in proportion to their respective account balances.

Profit Sharing Plan for Employees of Trinity Industries, Inc. and
Certain Affiliates as Restated Effective January 1, 2011
Notes to Financial Statements (continued)

December 31, 2013

2. Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting. Benefits paid to participants are recorded when paid.

Valuation of Investments

Investments in the Trinity Master Trust are valued at fair value. See Note 3 Fair Value Measurement for further discussion and disclosures related to fair value measurements.

Investments in registered investment companies are valued at published market prices. Investments in common/collective trust funds are valued at the net asset value per share as determined by the issuer based on the underlying fair value of its net assets. The Trinity Stock Fund invests primarily in Company common stock with a fractional amount invested in interest-bearing cash equivalents. Investments in common stock of the Company are stated at fair value based on quoted market prices.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Realized gains and losses from security transactions are reported using average cost. Net appreciation or depreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the IRS for the 2013 plan year are recorded as a liability with a corresponding reduction to contributions.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from these estimates.

Related-Party Transactions

Certain Plan investments in the registered investment companies and the interest-bearing cash equivalent portion of the Trinity Stock Fund were managed by the Trustee, and therefore, these transactions qualified as party-in-interest transactions. Additionally, a portion of the Plan's assets is invested in the Company's common stock. Because the Company is the Plan Sponsor, transactions involving the Company's common stock qualify as party-in-interest transactions. Under ERISA, all of these transactions are exempt from the prohibited transaction rules.

Profit Sharing Plan for Employees of Trinity Industries, Inc. and
Certain Affiliates as Restated Effective January 1, 2011
Notes to Financial Statements (continued)

December 31, 2013

3. Fair Value Measurement

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market to that asset or liability in an orderly transaction between market participants on the measurement date. An entity is required to establish a fair value hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The three levels of inputs that may be used to measure fair values are listed below:

•
Level 1 - This level is defined as quoted prices in active markets for identical assets or liabilities. As of December 31, 2013 and 2012, Level 1 assets held by the Plan include the Trinity Stock Fund and mutual funds.

•
Level 2 - This level is defined as observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. As of December 31, 2013 and 2012, Level 2 assets held by the Plan include common/collective trust funds.

•
Level 3 - This level is defined as unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. There are no Level 3 assets held by the Plan.

Profit Sharing Plan for Employees of Trinity Industries, Inc. and
Certain Affiliates as Restated Effective January 1, 2011
Notes to Financial Statements (continued)

December 31, 2013

3. Fair Value Measurement (continued)

Assets of the Trinity Master Trust measured at fair value as of December 31 on a recurring basis are summarized below:

	December 31, 2013
	Level 1	Level 2	Level 3	Total
	(In Millions)

Trinity Stock Fund(a)	$30.1	$—	$—	$30.1
Mutual Funds:(b)
Large cap	48.2	—	—	48.2
Short-term investments	39.5	—	—	39.5
Lifecycle(c)	64.3	—	—	64.3
Fixed income	22.5	—	—	22.5
Small and mid cap	13.7	—	—	13.7
Balanced	7.3	—	—	7.3
International equity	16.6	—	—	16.6
Common trust fund(d)	—	33.5	—	33.5
Total Trinity Master Trust assets at fair value	$242.2	$33.5	$—	$275.7

	December 31, 2012
	Level 1	Level 2	Level 3	Total
	(In Millions)

Trinity Stock Fund(a)	$24.8	$—	$—	$24.8
Mutual Funds:(b)
Large cap	36.8	—	—	36.8
Short-term investments	39.2	—	—	39.2
Lifecycle(c)	47.6	—	—	47.6
Fixed income	24.6	—	—	24.6
Small and mid cap	10.2	—	—	10.2
Balanced	6.5	—	—	6.5
International equity	10.6	—	—	10.6
Common trust fund(d)	—	23.2	—	23.2
Total Trinity Master Trust assets at fair value	$200.3	$23.2	$—	$223.5

(a)
This category consists primarily of common stock of Trinity Industries, Inc. and is stated at fair value based on the quoted market price of the stock of the Company. There were no cash equivalents included in the Trinity Stock Fund as of December 31, 2013, and insignificant amounts were included as of December 31, 2012. The Trinity Stock Fund currently determines fair value based on the quoted market price of the Company's common stock. There are currently no redemption restrictions on these investments.

(b)	There are currently no redemption restrictions on these investments. The fair values of the investments in these categories have been estimated using the published market price per share.

(c)
This category includes investments in highly diversified funds designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances. The funds share the common goal of first growing and then later preserving principal.

(d)
This category consists of a common trust fund comprised of shares in commingled funds that are not publicly traded. The underlying assets in these funds represent a widely diversified portfolio of large company stocks that are publicly traded on exchanges, and price quotes for the assets held by these funds are readily available. There are currently no redemption restrictions on this investment. The fair value of the investment in this category has been estimated using the net asset value per share.

Profit Sharing Plan for Employees of Trinity Industries, Inc. and
Certain Affiliates as Restated Effective January 1, 2011
Notes to Financial Statements (continued)

December 31, 2013

4. Investments

The Plan's assets are held in the Trinity Master Trust. At December 31, 2013 and 2012, the Plan's interest in the net assets of the Trinity Master Trust accounts was 100%. The fair value of the investments held by the Trinity Master Trust are as follows:

	December 31
	2013	2012

Trinity Stock Fund	$30,149,889	$24,809,105

Mutual funds:
Allianz NFJ Small Cap Value Fund	5,319,344	4,397,889
American Funds EuroPacific Growth Fund	16,589,908	10,560,921
Fidelity Growth Company Fund	38,492,515	29,226,061
JP Morgan Diversified Select Fund	7,260,553	6,537,278
JP Morgan Mid Cap Value Fund	4,730,104	—
JP Morgan Prime Money Market - Inst	39,487,198	39,230,691
JP Morgan Small Cap Growth Fund	3,663,141	2,593,072
JP Morgan Smart Retirement Fund - 2010	4,841,212	4,313,805
JP Morgan Smart Retirement Fund - 2020	16,240,169	13,199,838
JP Morgan Smart Retirement Fund - 2030	18,775,671	13,279,580
JP Morgan Smart Retirement Fund - 2040	14,528,426	10,384,699
JP Morgan Smart Retirement Fund - 2050	7,630,675	4,581,223
JP Morgan Smart Retirement Income Fund	2,294,073	1,807,461
Perkins Mid Cap Value Fund	—	3,198,549
BlackRock Equity Dividend - Inst	9,758,216	7,575,603
PIMCO Total Return - Inst	22,490,226	24,599,572
Common trust fund:
JP Morgan Equity Index Fund - CF	33,466,276	23,232,934
	$275,717,596	$223,528,281

Profit Sharing Plan for Employees of Trinity Industries, Inc. and
Certain Affiliates as Restated Effective January 1, 2011
Notes to Financial Statements (continued)

December 31, 2013

4. Investments (continued)

The Plan's share of the net investment income (loss) is 100% for each of the Trinity Master Trust accounts. Net investment income (loss) of the Trinity Master Trust accounts for the year ended December 31, 2013 is summarized as follows:

	Net Appreciation (Depreciation) in Fair Value of Investments	Interest and Dividends	Net Investment Income (Loss)

Trinity Stock Fund	$11,433,491	$312,139	$11,745,630

Mutual funds:
Allianz NFJ Small Cap Value Fund	765,533	596,479	1,362,012
American Funds EuroPacific Growth Fund	2,360,829	154,767	2,515,596
Fidelity Growth Company Fund	8,358,044	2,501,933	10,859,977
JP Morgan Diversified Select Fund	710,854	423,131	1,133,985
JP Morgan Mid Cap Value Fund	526,378	217,180	743,558
JP Morgan Prime Money Market - Inst	—	17,008	17,008
JP Morgan Small Cap Growth Fund	919,592	314,619	1,234,211
JP Morgan Smart Retirement Fund - 2010	215,406	134,125	349,531
JP Morgan Smart Retirement Fund - 2020	1,423,311	521,104	1,944,415
JP Morgan Smart Retirement Fund - 2030	2,248,741	722,786	2,971,527
JP Morgan Smart Retirement Fund - 2040	2,125,260	570,394	2,695,654
JP Morgan Smart Retirement Fund - 2050	992,778	344,005	1,336,783
JP Morgan Smart Retirement Income Fund	86,414	58,957	145,371
Perkins Mid Cap Value Fund	297,564	—	297,564
BlackRock Equity Dividend - Inst	1,716,398	187,034	1,903,432
PIMCO Total Return - Inst	(1,206,420)	720,331	(486,089)
Common trust fund:
JP Morgan Equity Index Fund - CF	7,868,090	—	7,868,090
	$40,842,263	$7,795,992	$48,638,255

The Trinity Master Trust provides for investments in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the accompanying statements of net assets available for benefits.

Profit Sharing Plan for Employees of Trinity Industries, Inc. and
Certain Affiliates as Restated Effective January 1, 2011
Notes to Financial Statements (continued)

December 31, 2013

5. Income Tax Status

The Plan has received a determination letter from the IRS dated June 12, 2013, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator has indicated that it will take the necessary steps, if any, to maintain the Plan's compliance with the Code.

Generally accepted accounting principles in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

Supplemental Schedule

Profit Sharing Plan for Employees of Trinity Industries, Inc. and
Certain Affiliates as Restated Effective January 1, 2011
EIN #75-0225040 Plan #029
Schedule H, Line 4i - Schedule of Assets
(Held at End of Year)
December 31, 2013

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value

*	Notes Receivable from Participants	Participant loans - various maturities, interest rates from 3.25% to 10.50%	$11,754,225

*Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective January 1, 2011.

/s/ Melendy E. Lovett
Melendy E. Lovett
Member, Profit Sharing Plan Committee
June 25, 2014

/s/ William A. McWhirter II
William A. McWhirter II
Member, Profit Sharing Plan Committee
June 25, 2014

/s/ Gail M. Peck
Gail M. Peck
Member, Profit Sharing Plan Committee
June 25, 2014

/s/ James E. Perry
James E. Perry
Member, Profit Sharing Plan Committee
June 25, 2014

INDEX TO EXHIBITS

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm